PAGE>

  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 1998
                                                    Registration No. 333-



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             PRI AUTOMATION, INC.
            (Exact name of registrant as specified in its charter)


        MASSACHUSETTS                                 04-2495703
  (State or other jurisdiction                   (I.R.S. employer
of incorporation or organization)             identification number)

                            805 MIDDLESEX TURNPIKE
                      BILLERICA, MASSACHUSETTS 01821-3986
                                (978) 670-4270
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                               MITCHELL G. TYSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             PRI AUTOMATION, INC.
                            805 MIDDLESEX  TURNPIKE
                      BILLERICA, MASSACHUSETTS 01821-3986
                                (978) 670-4270
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                ---------------

                                  Copies to:
                          ROBERT L. BIRNBAUM, ESQUIRE
                         ROBERT W. SWEET, JR., ESQUIRE
                            FOLEY, HOAG & ELIOT LLP
                            ONE POST OFFICE SQUARE
                          BOSTON, MASSACHUSETTS 02109
                                (617) 832-1000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                             ---------------

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

========================================================================================================
                                                      PROPOSED           PROPOSED
                                     AMOUNT            MAXIMUM            MAXIMUM
    TITLE OF EACH CLASS OF           TO BE         OFFERING PRICE        AGGREGATE         AMOUNT OF
 SECURITIES TO BE REGISTERED       REGISTERED       PER SHARE(1)     OFFERING PRICE(1)  REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value    1,405,433 shares      $10.375            $14,581,367         $4,302
========================================================================================================

(1) Estimated solely for the purpose of determining the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, the above calculation is based on the average of the high and low sale prices reported in the consolidated reporting system of the Nasdaq National Market on September 24, 1998.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

PROSPECTUS
----------

                              PRI AUTOMATION, INC.

                       1,405,433 SHARES OF COMMON STOCK

                             ____________________

  The 1,405,433 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of PRI Automation, Inc. ("PRI" or the "Company") covered by this Prospectus are presently outstanding securities of the Company that are being registered for the accounts of, and may from time to time be offered and sold by, certain stockholders of the Company (the "Selling Stockholders") on a delayed or continuous basis, pursuant to the exercise of registration rights. See "Selling Stockholders."

  The Company is not offering any shares and will not receive any proceeds from the sale of any Shares by the Selling Stockholders. The Company will bear the costs relating to the registration of the Shares offered hereby (other than selling commissions).

  The Selling Stockholders, or any pledgees, donees, transferees or other successors in interest of the Selling Stockholders, may offer the Shares, from time to time during the effectiveness of this registration statement, for sale through the Nasdaq National Market, in the over-the-counter market, in one or more negotiated transactions, or through a combination of methods of sale, at prices and on terms then prevailing or at negotiated prices. Sales may be effected to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions in connection therewith. See "Plan of Distribution."

  The Common Stock is traded on the Nasdaq National Market under the symbol "PRIA." On September 24, 1998, the last sale price for the Common Stock, as reported on the Nasdaq National Market, was $10.4375 per share.

                              ____________________

      FOR A DESCRIPTION OF CERTAIN RISKS ASSOCIATED WITH THE COMMON STOCK
        OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 3 THROUGH 10 HEREOF.
                              ____________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ____________________

   ALL SECURITIES TO BE REGISTERED HEREBY ARE TO BE OFFERED BY CERTAIN OF THE
                            COMPANY'S STOCKHOLDERS.


                 THE DATE OF THIS PROSPECTUS IS SEPTEMBER __, 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and be copied, at prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The public may obtain information on the operation of such facilities by calling the Commission at 1-800-SEC-0330. The Company files certain documents with the Commission electronically and these documents may be inspected and copied at the Commission's Web site (http://www.sec.gov). The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

  This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the contents of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents previously filed by the Company with the Commission are hereby incorporated in this Prospectus by reference and made a part hereof:

  (a) the Company's annual report, as amended, on Form 10-K for the fiscal year ended September 30, 1997;

  (b) the Company's quarterly reports on Form 10-Q for the quarters ended December 28, 1997, March 29, 1998 and June 28, 1998;

  (c) the Company's current reports on Form 8-K dated November 10, 1997, December 12, 1997, March 23, 1998 and July 16, 1998; and

  (d) the description of the Company's Common Stock contained in the registration statement on Form 8-A filed with the Commission on October 12, 1994 under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

  All reports and other documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of the filing of such reports and documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  This Prospectus incorporates by reference documents that are not presented herein or delivered herewith. These documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein) are available, without charge, upon written or oral request by any person to whom this Prospectus is delivered, including any beneficial owner, to:
PRI Automation, Inc., 805 Middlesex Turnpike, Billerica, MA 01821-3986,
Attention: Chief Financial Officer, telephone (978) 670-4270.

                           FORWARD-LOOKING STATEMENTS

  Certain statements in this Prospectus and in the documents incorporated by reference into this Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Further, any statements contained in or incorporated into this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "expect," "anticipate," "plan," "believe," "seek," "estimate," "internal," "backlog" and similar words are intended to identify expressions that may be forward-looking statements. Such statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that could cause the Company's future results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Many of such factors are beyond the Company's ability to control or predict. Readers are accordingly cautioned not to place undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise. Important factors that may cause the Company's actual results to differ from such forward-looking statements include, but are not limited to, the risk factors discussed below.

                                  RISK FACTORS

  In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby:

CYCLICALITY OF SEMICONDUCTOR INDUSTRY

  The Company's business depends in significant part upon capital expenditures by manufacturers of semiconductors, including manufacturers that are opening new or expanding existing semiconductor fabrication facilities ("FABs"), which in turn depend upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. The semiconductor industry is highly cyclical and historically has experienced periods of oversupply, resulting in significantly reduced demand for capital expenditures, including the systems manufactured and marketed by the Company. In the last year, the semiconductor industry has experienced a significant downturn, which has had a material adverse effect on the Company's business, financial condition and results of operations. Several of the Company's customers have announced reductions in their planned capital expenditures, including expenditures for the construction or expansion of FABs and recent uncertainties affecting Asian markets have also affected demand for semiconductor manufacturing equipment. These and other factors have adversely affected the rate of growth of the Company's revenues and the profitability of the Company in the first three quarters of fiscal 1998. The Company's total revenues for the nine months ended June 28, 1998 were $150.6 million, compared with total revenues of $149.5 million in the corresponding period of fiscal 1997. For the nine months ended June 28, 1998, the Company incurred a net loss of $13.0 million, compared with net income of $18.3 million in the corresponding period of fiscal 1997. In July 1998, the Company announced a restructuring and cost reduction plan, including a reduction in the Company's workforce of approximately 15%, and recorded a pre-tax restructuring charge of $2.1 million, including severance costs, costs related to reduction in facilities and other restructuring costs in the third quarter of fiscal 1998. The Company also recorded a pre-tax charge of $4.9 million for the write-down of inventories to their net realizable value in the third quarter of fiscal 1998. A prolonged period of reduced demand for semiconductor automation equipment would have a material adverse effect on the Company's business, results of operations and financial condition. Expense reduction measures taken in response to a prolonged industry downturn could also impair the Company's ability to make the continued investments in marketing, research, development and engineering necessary to maintain its competitive position. (See "Management of Growth in Light of Fluctuating Demand.")

LENGTHY SALES CYCLE

  Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve a significant capital commitment. The Company's systems often have a lengthy sales cycle while the customer evaluates and receives approvals for the purchase of the Company's systems and completes the upgrading or expansion of existing facilities or the construction of new facilities. During such sales cycle the Company may expend substantial funds and management effort with no assurance that a sale will result. In addition, the cyclicality of the semiconductor industry, among other factors, may cause prospective customers to postpone decisions regarding major capital expenditures, including purchases of the Company's systems. As a result of the length of the sales cycle for its products, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large transactions could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

  A variety of factors may cause the Company's future results of operations to fluctuate. These include the timing of significant orders, the gain or loss of any significant customer, the timing of new product announcements and releases by the Company or its competitors, order cancellations and shipment rescheduling or delays, patterns of capital spending by customers, market acceptance of new and enhanced versions of the Company's products, changes in pricing by the Company, its competitors, customers or suppliers, the mix of products sold and cyclicality in the semiconductor industry and the markets served by the Company's customers. Turmoil in Asian markets, particularly in Korea, and uncertainties in customer demand for automation equipment as the semiconductor industry transitions from 200mm to 300mm wafer processing equipment, have caused and could continue to cause delays in, or cancellations of, customer orders. (See "Risks Associated With Asian Markets and "Delay in Transition to 300mm Wafer Technology.") The Company derives a substantial portion of its annual revenues from the sale of a relatively small number of interbay flexible factory automation systems which typically range in purchase price from approximately $3,000,000 to approximately $15,000,000 and typically involve deliveries during several fiscal periods. As a result, any delay in the recognition of revenue for a single system could have a material adverse effect on the Company's results of operations for a given accounting period. A delay in a shipment near the end of a fiscal period, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by the Company, may cause sales in a particular fiscal period to fall significantly below the Company's expectations and may thus materially adversely affect the Company's business, financial condition and results of operations for such period.

  The Company's operating results also fluctuate based on gross margins. Gross margins may vary based on a variety of factors including the mix and average selling prices of products sold, costs to manufacture, market, service and support new product introductions and enhancements and customization of systems and the efforts of the Company to enter new markets. The Company's contracts typically provide for fixed prices, and as a result higher than expected costs incurred in the performance of a contract generally cannot be passed on to the customer. In addition, continued investments in research and development, capital equipment and extensive ongoing customer service and support capability worldwide will result in significant fixed costs which the Company will not be able to reduce rapidly if its sales goals for a particular period are not met. The absence of significant backlog for an extended period of time could hinder the Company's ability to plan production and inventory levels, which could cause fluctuations in operating results. Fluctuations in the Company's quarterly operating results may increase the volatility of the trading price of the Company's Common Stock. (See "Volatility of Stock Price.") The Company's results of operations for any fiscal period are not necessarily indicative of results for any future period.

CUSTOMER CONCENTRATION

  Historically, a significant portion of the Company's revenues in any particular period has been attributable to sales to a limited number of customers. Sales to the Company's three largest customers accounted for 54%, 40% and 47% of the Company's total sales during fiscal years 1995, 1996 and 1997, respectively. One customer, Intel Corporation, accounted for 41%, 29% and 36% of the Company's net revenue in fiscal years 1995, 1996 and 1997, respectively. The Company's largest customers may also change from year to year, as large FABs are completed and new projects are initiated. The Company expects that sales of its products to relatively few customers will continue to account for a high percentage of its revenues in the foreseeable future. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. In the case of cancellation of an order, the Company's sale contracts generally provide for the Company to be reimbursed for its out-of-pocket expenses and a portion of anticipated profits. The Company believes that sales to certain of its customers will decrease in the near future as those customers complete current purchasing requirements for new or expanded FABs. If completed contracts are not replaced on a timely basis by new orders, the Company's business, financial condition and results of operations could be materially adversely affected. There can be no assurance that any of the Company's customers will not reduce or cease ordering the Company's products or services. Any such reduction or cessation would likely have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, attempts to mitigate the adverse effects of such reduction or cessation through the prompt addition of a new customer or customers would likely be difficult since prospective customers typically require lengthy qualification periods prior to placing orders for the Company's products. Anticipated orders from the Company's customers have in the past sometimes failed to materialize and delivery schedules have been deferred or canceled as a result of changes in customer requirements. Order deferrals and cancellations may have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH ASIAN MARKETS

  The current financial uncertainty within the economies of certain Asian countries has adversely affected, and may continue to adversely affect, the worldwide semiconductor industry and, therefore, the Company. According to industry analysts, the recession in Japan, along with currency fluctuations and other problems in other Asian countries, have caused Asian consumers to slow purchases of personal computers, cellular phones and other products that use semiconductors. The resulting reduction in demand for semiconductors has led and could hereinafter lead semiconductor manufacturers, both in Asia and the United States, to build fewer new FABs and undertake fewer capital improvement projects in existing FABs, and, as a result, the Company has experienced, and could hereinafter experience, among other things, delays or cancellations of orders from its customers. Such delays or cancellations could have a material adverse effect on the Company's business, financial condition and results of operations.

  Notwithstanding the financial uncertainty in such Asian countries, the Company believes that its continued presence in Asian markets will be important to its long-term future financial performance, and expects to invest significant resources in increasing its presence in Asia. These markets, which principally include Korea, Taiwan, Singapore, China and, most significantly, Japan, represent a substantial percentage of worldwide semiconductor manufacturing capacity. In addressing the Japanese market (including FABs operated outside of Japan by Japanese semiconductor manufacturers), the Company is at a competitive disadvantage as compared to Japanese suppliers, many of whom have longstanding collaborative relationships with Japanese and other Asian semiconductor manufacturers. There can be no assurance that the Company will be able to achieve continued sales growth in Asian semiconductor markets. (See "International Operations" and "Competition.")

DELAY IN TRANSITION TO 300MM WAFER TECHNOLOGY

  The semiconductor manufacturing process currently most widely in use is based on the use of 200mm semiconductor wafers. Industry analysts expect that, to increase manufacturing efficiencies and reduce costs, semiconductor manufacturers will in the future adopt the use of 300mm wafers. The Company believes that this expected transition to 300mm manufacturing technology represents an important opportunity, as entirely new FABs will need to be built, and entirely new process tools and automation systems developed, to enable manufacturers to process 300mm wafers. In addition, the Company believes that, due to ergonomic, safety and cost factors, increasing levels of factory-wide automation will be a practical necessity in new 300mm FABs.

  For this reason, the Company has invested, and continues to invest, substantial resources in developing new systems and technologies to automate the processing of 300mm wafers. However, the industry transition from 200mm to 300mm manufacturing technology is occurring more slowly than expected, due in part to recent reduced demand for semiconductors. While pilot projects are underway, no new 300mm FAB is yet under construction. If adoption of 300mm manufacturing technology is significantly delayed, or fails to occur, while the Company's substantial investment in its 300mm development efforts continues, the Company's results of operations could be materially adversely affected. In addition, delay in the transition to 300mm technology may permit competitors of the Company whose 300mm development programs are currently less advanced than those of the Company to introduce 300mm products competitive with the Company's systems.

MANAGEMENT OF GROWTH IN LIGHT OF FLUCTUATING DEMAND

  The Company has hired and may be required to hire in the future substantial numbers of new employees, particularly personnel with technical backgrounds for the Company's engineering and technical support staffs. The market for such personnel has become increasingly competitive and the Company has occasionally experienced delays in meeting its staffing requirements. Protracted inability of the Company to recruit, retain and train adequate numbers of qualified personnel on a timely basis would adversely affect the Company's ability to manufacture, install and support its systems.

  If and when growth in the semiconductor industry resumes, the Company may be required to design and manufacture its systems in larger volumes than at present. If demand for its products increases rapidly, it may be difficult for the Company to increase its production capacity sufficiently while maintaining its standards of quality and reliability, and delivery times for its systems may grow longer. A failure to meet on-time delivery or performance criteria could, in addition to resulting in the loss of revenue from and the loss of future business with, such customer, cause long term damage to the Company's reputation and increase warranty and service costs, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. Further, if the Company were to be unable to expand its manufacturing capacity to meet demand, the placement of a large order requiring the development and delivery of flexible factory automation systems during a particular period might deter other semiconductor manufacturers from placing orders with the Company that would require development and delivery of such systems during the same period. (See "Fluctuations in Operating Results.")

  There can be no assurance that the Company's systems, procedures, controls and staffing will be adequate to support rapid growth in the Company's operations. Failure to respond effectively to fluctuating demand for its products and to manage the Company's future growth, if any, effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

EFFECTS OF RECENT ACQUISITION ACTIVITY

 The Company is continuing to integrate the operations of Equipe Technologies, Inc. ("Equipe") and Equipe's European distributor, Chiptronix Handling Systems GmbH ("Chiptronix"), which were acquired by the Company in January 1998 and May 1998, respectively. Equipe develops, manufactures and supplies atmospheric wafer and substrate handling robots, pre-aligners and controllers. There can be no assurance that the Company will be able to absorb and effectively manage the foregoing acquisitions and any future acquisitions, or that the Company will be able to develop, market and sell the Equipe products successfully. The difficulty and management distraction inherent in integrating the acquired businesses, the costs of integrating the businesses, the risks of entering markets in which the Company has no or limited direct prior experience, the potential loss of key employees of the acquired companies and the risk that the benefits sought in the acquisitions will not be fully achieved, could materially affect the Company's business, financial conditions, stock price and results.

INTERNATIONAL OPERATIONS

  International sales accounted for 13%, 15% and 46% of the Company's total revenues in fiscal years 1995, 1996 and 1997, respectively. The Company intends to maintain its presence in European markets and to expand its presence in Asian markets and anticipates that international sales will account for a significant portion of net sales in the future. Such international expansion will require significant management attention and expenditure of significant financial resources. Moreover, international operations are subject to certain risks, including unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors or representatives, restrictions on the export or import of technology, potentially limited intellectual property protection, an even lengthier sales cycle than with domestic customers, difficulties in staffing and managing foreign subsidiary operations and potentially adverse tax consequences. (See "Risks Associated With Asian Markets" and "Limited Intellectual Property Protection.") In particular, although the Company's international sales are primarily denominated in U.S. dollars, currency exchange fluctuations in countries where the Company does business could materially adversely affect the Company's business, financial condition and results of operations, by rendering the Company less price-competitive than foreign manufacturers. If the Company's international sales become a greater component of total revenue the foregoing factors may have a pronounced effect on the Company's operating results. In any event, there can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The Company experiences intense competition worldwide from one principal competitor, the clean automation division of Daifuku Co., Ltd., a large Japanese manufacturer of factory automation systems. Daifuku Co., Ltd. has substantially greater financial and other resources than the Company. The Company also experiences competition from a number of foreign and domestic manufacturers of equipment used to automate the process of semiconductor manufacturing. There can be no assurance that the Company's competitors will not develop enhancements to or future generations of competitive products that will offer superior price or performance features or that new competitors will not enter the Company's markets and develop such enhanced products. The Company believes that, once a semiconductor manufacturer has selected a particular vendor's capital equipment, the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, the Company expects to experience difficulty in selling to a particular customer for a significant period of time if that customer selects a competitor's capital equipment. The expected transition to 300mm technology may result in the entrance of new competitors in the Company's markets, or diminish the competitive advantage enjoyed by the Company in accounts where it currently is the incumbent supplier of automation equipment. There can be no assurance that the Company will be able to compete successfully in the future. Increased competitive pressure could cause the Company to lower prices for its products, thereby adversely affecting the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

  The semiconductor manufacturing industry is subject to rapid technological change and new product introductions and enhancements. The Company's ability to remain competitive in this market will depend in part upon its ability to develop new and enhanced systems and to introduce these systems at competitive prices and on a timely and cost-effective basis to enable customers to integrate them into their operations either prior to or as they begin volume product manufacturing. In addition, new product introductions or enhancements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. The success of the Company in developing, introducing, selling and supporting new and enhanced automated material handling systems depends upon a variety of factors including component selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, software development, product performance in the field and effective sales, marketing, service and project management. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate advances in semiconductor manufacturing by leading semiconductor manufacturers. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or in enhancing its existing products. An inability to do so could adversely affect the Company's business, financial condition and results of operations.

PRODUCT DEVELOPMENT DELAY

  Because of the large number of components in and the complexity of the Company's systems, significant delays can occur between a system's initial introduction and commencement of volume production of such systems. In the past, the Company has experienced delays from time to time in the introduction of, and certain technical and manufacturing difficulties with, certain of its systems and enhancements and may experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. In addition, some of the systems built by the Company must be customized to meet individual customer site or operating requirements. The Company's inability to complete the development or meet the technical specifications of any of its new systems or enhancements or to manufacture and ship these systems or enhancements in volume in a timely manner would materially adversely affect the Company's business, financial condition and results of operations as well as its relationships with customers. In addition, the Company may incur substantial unanticipated costs to ensure the functionality and reliability of its future product introductions early in the product's life cycle, such as increased cost of materials due to expedited charges, and other purchase inefficiencies and greater than expected installation and support costs which cannot be passed on to the customer. Any of such events could materially adversely affect the Company's business, financial condition and results of operations.

SOLE OR LIMITED SOURCES OF SUPPLY

  In certain instances, the Company is dependent upon a sole supplier or a limited number of suppliers, or has qualified only a single or limited number of vendors, for certain components or specialized processes (such as painting of system cabinets and enclosures) utilized in its products. The Company has experienced no significant disruption or delay in obtaining required components for its products, and believes that it could in most instances develop other sources of supply or qualify other vendors for such components or processes. However, a prolonged inability to obtain adequate deliveries could require the Company to pay more for inventory, parts and other supplies, seek alternative sources of supply, delay its ability to ship its products and damage relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED INTELLECTUAL PROPERTY PROTECTION

  The Company protects its proprietary technologies primarily through employee and third-party non-disclosure agreements and legal principles restricting the unauthorized disclosure or use of trade secrets. The Company also seeks, wherever appropriate, to obtain patent protection for its technologies. The Company holds several patents and patent applications, including a patent relating to certain key elements of its AeroTrak monorail system, which forms an important component of the Company's interbay automation systems. The Company believes, however, that its financial performance will depend more upon its innovation and technological expertise and the capabilities of its employees than upon the protection of its intellectual property rights. There can be no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. There can be no assurance that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's product or design around any patents issued to the Company.

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of governmental regulations relating to the use, storage, handling, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The Company uses small quantities of lubricants, adhesives, solvents and cleaners in connection with its manufacturing and assembly operations. The Company believes that its storage, use and disposal of such materials complies in all material respects with applicable governmental regulations, and that it has obtained all necessary environmental permits to conduct its business. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities, thereby having a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company's financial performance will depend in significant part upon the continued contributions of its founder, Chairman of the Board and Treasurer, Mordechai Wiesler, its President and Chief Executive Officer, Mitchell G. Tyson, and other officers and key personnel, many of whom would be difficult to replace. Although the Company maintains key person life insurance on Messrs. Wiesler and Tyson, the loss of Mr. Wiesler, Mr. Tyson or any other key person could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future operating results depend in part upon its ability to attract and retain other qualified management, engineering, financial, technical, marketing and sales and support personnel for its operations. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The failure to attract or retain such persons could materially adversely affect the Company's business, financial condition and results of operations.

YEAR 2000

  Computer systems and software products that were designed to accept entries of only two digits in the "year" date code field may be unable to properly process date information beyond the year 1999. Inability of the Company's products to process these dates could have a material adverse effect on its business. The Company has established a centrally coordinated project team, including representatives of each of the Company's divisions, to determine the Year 2000 readiness of the Company's products, business processes and systems. The Company has reviewed all equipment and software currently being marketed or already installed at customer sites for Year 2000 compliance. The Company expects to complete all internal and field testing and upgrades of current and installed products by the end of calendar 1998. The Company cannot presently estimate the total cost of this testing and upgrade process but does not expect it to be material. The Company is also assessing its internal systems, including business information systems, systems utilized in its manufacturing and service operations, and systems providing electronic interfaces between the Company and its business associates and customers, to ensure the Company's operations are not interrupted by Year 2000 issues. The Company expects to have addressed all internal Year 2000 issues identified in this process by the end of calendar 1998. The Company is also working closely with suppliers and other third parties upon which it is dependent to determine the extent of their Year 2000 compliance. Based on its investigation to date the Company does not expect the total cost of its Year 2000 assessment and remediation program to be material. However, there can be no assurance that the Company will be able to complete its Year 2000 assessment and remediation programs on a timely basis, that the costs of such programs will not be greater than expected, or that as yet undiscovered unanticipated Year 2000 problems will not affect the Company's products or material systems. Greater than expected assessment and remediation costs or unanticipated Year 2000 problems could have a material adverse effect on the Company's business, results of operations or financial condition.

VOLATILITY OF STOCK PRICE

  The market price of the Company's Common Stock has in the past and will be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, trends in the semiconductor manufacturing industry, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for many high technology companies, including the Company. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a Company's securities, securities class action litigation has been initiated against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company.

  The Company issued 4,469,016 shares of the Company's Common Stock to the former stockholders of Equipe and its two related corporations and to the former stockholders of Chiptronix, in connection with the Company's acquisition of those companies. Immediately after they were issued, such shares were not freely transferable, were "restricted securities" for purposes of Rule 144 promulgated under the Securities Act and may have been subject to other restrictions on transfer if any such stockholders were affiliates of Equipe or the Company. However, the Company has provided such stockholders with certain registration rights in relation to such shares, and, pursuant to such rights, this Prospectus and the Registration Statement of which it is a part register approximately 31% of such shares for sale in the public market. Moreover, the Company may be required pursuant to such registration rights to file additional registration statements pursuant to which more of such shares will be able to be sold in the public markets. Also, such stockholders may also be able to sell such shares in accordance with Rule 144 commencing in January 1999. Sales of substantial amounts of such shares could adversely affect the market price of the Company's Common Stock.

ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS, BY-LAWS AND MASSACHUSETTS LAW

  The Company's Restated Articles of Organization, as amended, contain provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of the Company's Common Stock. The Company's Board of Directors is authorized to issue shares of Common Stock and Preferred Stock, par value $.01 per share, without stockholder approval. Any such issuance could dilute and adversely affect various rights of the holders of Common Stock and, in addition, could be used to discourage an unsolicited attempt to acquire control of the Company. The Company's Restated Articles of Organization, as amended, also contain certain other provisions which may discourage an unsolicited takeover attempt. These provisions could limit the price that investors might be willing to pay in the future for shares of Common Stock and could make it more difficult for stockholders of the Company to effect certain corporate actions.

                                  THE COMPANY

  PRI is a leading supplier of factory automation systems that serve the needs of large, mid-sized and specialty semiconductor manufacturers. The Company combines advanced robotics technology with material handling software to automate the complex processes of integrated circuit manufacturing. PRI's flexible factory automation systems -- which include overhead monorails, wafer stockers, reticle stockers, tool automation systems, material control software, atmospheric wafer and substrate handling robots, pre-aligners and controllers, factory simulation and other services, including project management and on-site support -- are designed to maximize wafer yield and equipment utilization in a wide range of semiconductor manufacturing environments, while providing efficient work-in-process logistics to help optimize manufacturing throughput.

  The Company sells its systems and services to semiconductor manufacturers, as well as to OEM equipment suppliers which incorporate the Company's products into systems sold to semiconductor manufacturers. The Company markets its products in North America through a direct sales force operating out of its headquarters in Billerica, Massachusetts and sales offices in California, New Jersey and Texas, and through an independent manufacturer's representative organization covering specific accounts. Outside North America, the Company's products are sold and supported by the Company's direct sales force and technical support organization with offices in England, France, the Netherlands, Germany, Ireland, Israel, South Korea, Singapore and Japan.

  The executive offices of PRI are located at 805 Middlesex Turnpike, Billerica, Massachusetts 01821-3986, and its telephone number is (978) 670-4270. PRI was incorporated in Massachusetts in 1972 under another name and began its present business in 1982.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of Common Stock offered hereunder by the Selling Stockholders.

                              SELLING STOCKHOLDERS

  The Shares are being registered, and may be offered for sale from time to time during the period of effectiveness of the Registration Statement of which this Prospectus is a part, for the accounts of the Selling Stockholders set forth below. Each of the Selling Stockholders acquired the Shares being offered hereunder either in connection with the acquisition by the Company of Equipe and two related corporations or in connection with the acquisition by the Company of Chiptronix. The Equipe acquisition was made pursuant to (a) an Agreement and Plan of Reorganization (the "Merger Agreement") dated as of October 25, 1997, by and among the Company, E-Acquisition Corp., a California corporation and wholly-owned subsidiary of the Company ("E-Acquisition"), Equipe and certain former stockholders of Equipe, (b) a Stock Purchase Agreement dated as of October 25, 1997, among the Company and the former stockholders of E-Machine, Inc., a California corporation ("E-Machine"), and (c) a Stock Purchase Agreement dated as of October 25, 1997, among the Company and the former stockholders of Equipe Japan Corporation, a Japanese corporation ("Equipe Japan"). The Chiptronix acquisition was made pursuant to a Stock Purchase Agreement dated May 19, 1998 among the Company and the former stockholders of Chiptronix.

  The Company has filed with the Commission a Registration Statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq Stock Market or in privately-negotiated transactions. The Company has agreed to use best efforts to keep such

Registration Statement effective until the first anniversary of the consummation of the Company's acquisition of Equipe or, if earlier, until the distribution contemplated by this Prospectus has been completed.

  Based on the information supplied by each Selling Stockholder to the Company, the following table sets forth, as of August 31, 1998, certain information regarding the beneficial ownership of each Selling Stockholder and any material relationship of such Selling Stockholder during the last three years with the Company or any of its predecessors or affiliates.


                            SHARES BENEFICIALLY   NUMBER
                              OWNED PRIOR TO        OF        SHARES TO BE BENEFICIALLY
                                 OFFERING         SHARES      OWNED AFTER OFFERING
                            -------------------   BEING      ------------------
NAME                        NUMBER   PERCENT(1)  OFFERED(2)  NUMBER(3)  PERCENT(1)
--------------------------  -------------------  ----------  ---------  ----------
Paul Rogan (4)              883,210      4.5%    220,553      662,657     3.4%
James Cameron (5)           802,212      4.1%    200,303      601,909     3.0%
Frantisek Pavlik (5)        800,952      4.1%    200,113      600,839     3.0%
Lubomir Skrobak (5)         800,952      4.1%    200,113      600,839     3.0%
Steven The (5)              800,952      4.1%    200,113      600,839     3.0%
Ralph Cameron                78,339      *        78,339            -      -
Ruth Cameron                 78,339      *        78,339            -      -
Ekkehard Hans (6)            73,500      *        73,500            -      -
Hidetsugu Yokoi (5)          39,150      *        38,400          750      *
Patrick Allen                20,440      *        20,440            -      -
John Hoctor                  20,440      *        20,440            -      -
Kerstin Czenkusch-Hans (6)   15,750      *        15,750            -      -
Jorg-Michael Hans (6)        15,750      *        15,750            -      -
Masahiro Kadowaki (5)        15,650      *        14,400        1,250      *
Hideo Ukai (5)               14,900      *        14,400          500      *
Kirsten Cameron (7)           6,080      *         6,080            -      -
Mikinori Yasuda (5)           4,800      *         4,800            -      *
Mario Plascencia (5)          3,975      *         3,600          375      *

__________________
*   Less than 1%.
(1) At August 31, 1998 there were outstanding 19,759,036 shares of Common Stock. For purposes of computing the number and percentage of shares beneficially owned by any person, shares issuable to such person upon exercise of options that are exercisable within 60 days of the date of this table are deemed to be outstanding and beneficially owned by such person.
(2) This Prospectus and the Registration Statement of which it is a part shall also cover any additional shares of Common Stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the Company's outstanding shares of Common Stock.

(3) Assumes all shares offered hereby are sold.
(4) Mr. Rogan is a director of the Company and Executive Vice President of its Equipe Division. Prior to the Company's acquisition of Equipe and its related corporations, Mr. Rogan was a director of Equipe, E-Machine and Equipe Japan and President, Chief Financial Officer and Secretary of Equipe and Chief Financial Officer and Secretary of E-Machine.
(5) Mr. Cameron is the President and General Manager of the Company's Equipe Division and, prior to the Company's acquisition of Equipe and its related corporations, Mr. Cameron was a director of Equipe, E-Machine and Equipe Japan and Chief Executive Officer of Equipe and President of E-Machine, Mr. Pavlik was a director of Equipe and E-Machine and Director of Electronic Technology of Equipe, Mr. Skrobak was a director of Equipe and E-Machine and Director of Mechanical Technology of Equipe, Mr. The was a director of Equipe and E-Machine and Director of Software Technology of Equipe, Mr. Plascencia was a director and General Manager of E-Machine, Mr. Yasuda was the Statutory Auditor of Equipe Japan, Mr. Kadowaki was a director and President of Equipe Japan, Mr. Yokoi was a director and Vice President and Sales Manager of Equipe Japan and Mr. Ukai was a director and Managing Director of Equipe Japan.
(6) Ekkehard Hans is the Managing Director of the Company's subsidiary Chiptronix. Kerstin Czenkusch-Hans and Jorg-Michael Hans, each of whom is an employee of Chiptronix, are the spouse and son, respectively, of Ekkehard Hans.
(7) Ms. Cameron holds 5,320 of the Shares in her capacity as a custodian for the following minors pursuant to the California Uniform Transfers to Minors Act, California Probate Code (S)(S) 3900 to 3925: Sydney Hoffman, Alexandra Hoffman, Regan Cameron, Erin Cameron, Lauren Cameron, Elizabeth Cameron and John Cameron. Each such minor is the beneficial owner of 760 of such shares.

                              PLAN OF DISTRIBUTION

  The Shares may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commission received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus.

  Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each Selling Stockholder and of the participating broker-dealer(s), (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (f) other facts material to the transaction.

  The Company has agreed to pay the expenses incurred in connection with preparing and filing this Prospectus and the Registration Statement of which it is a part (other than selling commissions). The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                       DISCLOSURE OF COMMISSION POSITION
               ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

  Article 6C of the Company's Restated Articles of Organization provides that the Company (with certain exceptions) will indemnify and hold harmless to the fullest extent authorized by the Massachusetts Business Corporation Law each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "Proceeding"), by reason of the fact that he or she is or was (a) a director of the Company,
(b) an officer of the Company elected or appointed by the stockholders or the Board of Directors, or (c) serving, at the request of the Company as evidenced by a vote of the Board of Directors prior to the occurrence of the event to which the indemnification relates, as a director, officer, employee or other agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (such persons described in (a), (b) and (c) are sometimes hereinafter referred to as an "Indemnitee") against all expense, liability, and loss reasonably incurred by any such Indemnitee in connection therewith. The Company may also, to the extent authorized by the Board of Directors, grant rights to indemnification, and to an advancement of expenses, to any employee or agent of the Company. Notwithstanding the foregoing, if Massachusetts Business Corporation Law requires, an advancement of expenses incurred by an Indemnitee will be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses.

  The rights under Article 6C may not be amended or terminated so as to adversely affect an individual's rights with respect to the period prior to such amendment without the consent of the person entitled to the indemnification (unless otherwise required by the Massachusetts Business Corporation Law).

  Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants of such employee benefit plan.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                 LEGAL MATTERS

  The validity of the Shares will be passed upon for the Company by Foley, Hoag & Eliot LLP, Boston, Massachusetts. A member of that firm owns beneficially 9,000 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated balance sheets of PRI Automation, Inc. as of September 30, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997, incorporated by reference herein, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The restated consolidated balance sheets of PRI Automation, Inc. as of September 30, 1997 and 1996 and the related restated consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997 included herein, except as they relate to the Equipe Combined Companies as of December 31, 1996 and for the years ended December 31, 1996 and 1995, have been audited by PricewaterhouseCoopers LLP, independent accountants, and insofar as such financial statements relate to the Equipe Combined Companies as of and for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, and insofar as such financial statements relate to the Equipe Combined Companies for the year ended December 31, 1995, have been audited by Mohler, Nixon & Williams Accountancy Corporation, independent accountants, whose reports thereon are included herein. The restated consolidated balance sheets of PRI Automation, Inc. as of September 30, 1997 and 1996 and the related restated consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997 have been included herein in reliance on the reports of such independent accountants, given on the authority of such firms as experts in accounting and auditing.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of PRI Automation, Inc.:

     In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PRI Automation, Inc. and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Equipe Combined Companies for the years ended December 31, 1996 and 1995, which statements reflect total assets of $7,757,000 at December 31, 1996, and net revenues of $35,066,000 and $28,590,000 for the years ended December 31, 1996 and 1995, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Equipe Combined Companies as of and for the periods described above, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP


Boston, Massachusetts
November 12, 1997, except as to
the pooling of interests with the
Equipe Combined Companies described in
Note P which is as of September 11, 1998

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Equipe Combined Companies

     We have audited the combined balance sheet of the Equipe Combined Companies as of December 31, 1996 and the related combined statements of income, shareholders' equity and cash flows for the year then ended, not presented separately herein. These financial statements are the responsibility of the Companies' managements. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the combined financial position of the Equipe Combined Companies at December 31, 1996, and the combined results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                    /s/  Ernst & Young LLP

San Jose, California
November 19, 1997

                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
and Shareholders of
Equipe Combined Companies

     We have audited the combined statements of income, shareholders' equity and cash flows of the Equipe Combined Companies for the year ended December 31, 1995. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of the operations, shareholders' equity and cash flows of the Equipe Combined Companies for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


                                    /s/ Mohler, Nixon & Williams
                                       ---------------------------
                                        MOHLER, NIXON & WILLIAMS
                                        Accountancy Corporation


Campbell, California
November 7, 1997

                             PRI AUTOMATION, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents...............................  $ 29,384  $ 28,669
  Marketable securities...................................     2,642     7,582
  Trade accounts receivable, less allowance for doubtful
     accounts of $1,600 at 1997 and $700 at 1996..........    71,549    32,181
  Contracts in progress...................................    15,463    21,824
  Inventories.............................................    34,117    23,055
  Deferred income taxes...................................     1,012        --
  Other current assets....................................     2,658     1,299
                                                            --------  --------
     Total current assets.................................   156,825   114,610
Property and equipment, net...............................    12,794     9,993
Marketable securities.....................................       506     4,666
Deferred income taxes.....................................       475       644
Other assets..............................................     1,879     1,630
                                                            --------  --------
     Total assets.........................................  $172,479  $131,543
                                                            ========  ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $ 21,564  $ 17,120
  Accrued expenses and other liabilities..................    17,764    12,830
  Line of credit..........................................     1,769        --
  Current portion of obligation under capital lease.......       171        82
  Billings in excess of revenues and customer advances....     3,462     1,505
                                                            --------  --------
     Total current liabilities............................    44,730    31,537
Obligation under capital lease............................       204        78
                                                            --------  --------
Total liabilities.........................................    44,934    31,615

Commitments and contingencies (Notes H, L and O)

Stockholders' equity:
  Preferred stock, 400,000 shares authorized;
     none outstanding.....................................        --        --
  Common stock, $.01 par value; 24,000,000 shares
      authorized; 19,348,781 and 18,934,936 issued and
      outstanding at September 30, 1997 and 1996,
      respectively........................................       193       189
  Additional paid-in capital..............................    77,721    72,376
  Retained earnings.......................................    49,629    27,363
  Unrealized gain on securities...........................         2        --
                                                            --------  --------
     Total stockholders' equity...........................   127,545    99,928
                                                            --------  --------
     Total liabilities and stockholders' equity...........  $172,479  $131,543
                                                            ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                             PRI AUTOMATION, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)


                                                          YEAR ENDED SEPTEMBER 30,
                                                       ------------------------------
                                                         1997       1996       1995
                                                       ---------  ---------  --------

Net revenue..........................................  $213,159   $145,750   $92,632
Cost of revenue......................................   118,263     74,802    46,839
                                                       --------   --------   -------
Gross profit.........................................    94,896     70,948    45,793
Operating expenses:
  Research and development...........................    29,214     19,488    11,965
  Selling, general and administrative................    31,332     20,723    12,165
                                                       --------   --------   -------
Operating profit.....................................    34,350     30,737    21,663
Other income, net....................................     1,204      2,078     1,001
                                                       --------   --------   -------
Income before income tax provision...................    35,554     32,815    22,664
Income tax provision.................................     8,982      6,800     3,875
                                                       --------   --------   -------
Net income...........................................  $ 26,572   $ 26,015   $18,789
                                                       ========   ========   =======

Net income per common share:
  Basic..............................................  $   1.39   $   1.40   $  1.20
  Diluted............................................  $   1.32   $   1.33   $  1.09
Weighted average number of shares outstanding:
  Basic..............................................    19,162     18,621    15,642
  Diluted............................................    20,137     19,527    17,288

Unaudited pro forma net income per common share
  (Note P):
Historical net income:...............................  $ 26,572   $ 26,015   $18,789
 Adjustment to Equipe income tax expense to
 convert from S-corporation to C-corporation status..    (3,639)    (4,731)   (4,327)
                                                       --------   --------   -------

Unaudited pro forma net income.......................  $ 22,933   $ 21,284   $14,462
                                                       ========   ========   =======

Unaudited pro forma net income per common share:
     Basic...........................................  $   1.20   $   1.14   $  0.92
     Diluted.........................................  $   1.14   $   1.09   $  0.84

   The accompanying notes are an integral part of the consolidated financial statements.

                             PRI AUTOMATION, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                                                       COMMON STOCK       ADDITIONAL              UNREALIZED      TOTAL
                                                  ---------------------    PAID-IN     RETAINED    GAINS ON    STOCKHOLDERS'
                                                    SHARES     AMOUNT      CAPITAL     EARNINGS   SECURITIES       EQUITY
                                                  ---------- ----------   ----------   --------   ----------   -------------
Balance, September 30, 1994, as previously
  reported......................................      6,352     $  64      $ 1,640     $  3,753         --        $  5,457
Adjustment to effect pooling of interests with
  Equipe Combined Companies.....................      3,802        38           12          537         --             587
                                                    -------    ------      -------     --------    -------        --------

Balance, September 30, 1994 as restated.........     10,154       102        1,652        4,290         --           6,044
Exercise of stock options.......................        356         4          474                                     478
Tax benefit from disqualified dispositions......                               360                                     360
Conversion of Series A redeemable
  convertible preferred stock...................        694         7        4,055                                   4,062
Issuance of common stock pursuant to
  an initial public offering net of
  issuance costs of $1,152......................      4,446        44       26,699                                  26,743
Issuance of common stock pursuant to
  an additional public offering net of
  issuance costs of $310........................      2,100        21       36,383                                  36,404
Issuance of common stock in connection
  with the Employee Stock Purchase Plan.........         48                    363                                     363
Issuance of common stock in connection with
  incorporation by Equipe Technologies, Inc. of
  E-Machine Inc.................................         32                    100                                     100
Distributions to shareholders of Equipe Combined
  Companies.....................................                                        (10,600)                   (10,600)
Net income......................................                                         18,789                     18,789
                                                    -------    ------      -------     --------    -------        --------

Balance, September 30, 1995.....................     17,830       178       70,086       12,479         --          82,743
Exercise of stock options.......................        380         4          584                                     588
Tax benefit from disqualified dispositions......                               591                                     591
Cashless exercise of stock warrants.............        138         1           (1)                                     --
Issuance of common stock in connection with
  the Employee Stock Purchase Plan..............         57         1          585                                     586
Conversion of Equipe Combined Companies
  convertible debt into common stock............        286         3           67                                      70
Issuance of common stock of E-Machine, Inc......          4                     11                                      11
Issuance of common stock in connection with
  the incorporation of Equipe Japan Ltd.........        240         2          453                                     455
Distributions to shareholders of Equipe Combined
  Companies.....................................                                        (11,131)                   (11,131)
Net income......................................                                         26,015                     26,015
                                                    -------    ------      -------     --------    -------        --------

Balance, September 30, 1996.....................     18,935       189       72,376       27,363         --          99,928
Exercise of stock options.......................        365         4        2,328                                   2,332
Tax benefit from disqualified dispositions......                             2,065                                   2,065
Stock-based compensation........................                               140                                     140
Issuance of common stock in connection with
  the Employee Stock Purchase Plan..............         49                    812                                     812
Change in  unrealized gain on securities........                                                   $     2               2
Distributions to shareholders of Equipe Combined
  Companies.....................................                                         (8,011)                    (8,011)
Adjustment to conform fiscal year of Equipe
  Combined Companies............................                                          3,705                      3,705
Net income......................................                                         26,572                     26,572
                                                    -------    ------      -------     --------    -------        --------

Balance, September 30, 1997.....................     19,349    $  193      $77,721     $ 49,629    $     2        $127,545
                                                    =======    ======      =======     ========    =======        ========

   The accompanying notes are an integral part of the consolidated financial statements.

                             PRI AUTOMATION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                    YEAR ENDED SEPTEMBER 30,
                                                               ------------------------------------
                                                                  1997         1996         1995
                                                               ----------   ----------   ----------
Cash flows from operating activities:
  Net income..............................................      $ 26,572     $ 26,015     $ 18,789

  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization expense................         4,050        2,239          781
     Provision for bad debts..............................           900           --          453
     Deferred income taxes................................        (2,674)       2,227         (942)
     Tax benefit from disqualified dispositions...........         2,065          591          360
     Non-cash compensation................................           140           --           --
     Amortization of premiums or discounts on marketable
        securities........................................            64          148           --
     Changes in operating assets and liabilities:
       Trade accounts receivable..........................       (38,882)     (10,014)     (16,960)
       Contracts in progress..............................         6,361      (14,442)      (2,089)
       Inventories........................................       (11,051)      (9,067)      (4,550)
       Other assets.......................................        (1,618)        (719)        (174)
       Accounts payable...................................         4,267        8,675        3,457
       Accrued expenses and other liabilities.............        10,002        2,178        2,410
       Billings in excess of revenues and customer
          advances........................................         1,957          328          261
                                                                --------     --------     --------
Net cash provided by operating activities.................         2,153        8,159        1,796
                                                                --------     --------     --------
Cash flows from investing activities:
  Proceeds from the sale of marketable securities.........         9,079        1,908          448
  Proceeds from maturities of marketable securities.......         5,390       12,571           --
  Purchases of marketable securities......................        (5,431)     (12,828)     (14,495)
  Capitalized software development costs..................            --         (726)          --
  Purchases of property and equipment.....................        (6,628)      (6,770)      (3,662)
                                                                --------     --------     --------
Net cash provided by (used in) investing activities.......         2,410       (5,845)     (17,709)
                                                                --------     --------     --------
Cash flows from financing activities:
  Proceeds from borrowings................................         1,769         (365)       1,330
  Repayments of borrowings................................          (900)          --       (5,888)
  Repayment of capital lease obligations..................           (71)         (73)        (462)
  Proceeds from issuance of common stock, net of
     issuance costs.......................................            --          466       63,247
  Distributions to shareholders...........................        (8,011)     (12,869)      (5,800)
  Proceeds from exercise of stock options and Employee
     Stock Purchase Plan..................................         3,144        1,174          841
                                                                --------     --------     --------
Net cash (used in) provided by financing activities.......        (4,069)     (11,667)      53,268
                                                                --------     --------     --------
Adjustment to conform to fiscal year of Equipe............           218           --           --
Effect of changes in exchange rates on cash...............             3           --           --
                                                                --------     --------     --------
Net increase (decrease) in cash and cash equivalents......           715       (9,353)      37,355
Cash and cash equivalents at beginning of period..........        28,669       38,022          667
                                                                --------     --------     --------
Cash and cash equivalents at end of period................      $ 29,384     $ 28,669     $ 38,022
                                                                ========     ========     ========

                             PRI AUTOMATION, INC.


                                                                    YEAR ENDED SEPTEMBER 30,
                                                               ------------------------------------
                                                                  1997         1996         1995
                                                               ----------   ----------   ----------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest..........................................           $   36       $   79       $  274
     Taxes.............................................            5,272        4,026        3,099
  Noncash transactions:
       Conversion of Series A redeemable convertible
          preferred stock into common stock upon
          closing of initial public offering...........               --           --        4,063
       Conversion of convertible debt to common stock                 --           70           --
       Property and equipment acquired under capital
          leases.......................................              265          108          146


   The accompanying notes are an integral part of the consolidated financial statements.

                             PRI AUTOMATION, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.   DESCRIPTION OF BUSINESS:

     PRI Automation, Inc. (the "Company") operates in one business segment. The Company designs, develops, manufactures and markets factory automation systems, process tool wafer-handling systems and related software used by semiconductor manufacturers to automate the fabrication of integrated circuits in cleanroom manufacturing operations. The Company also provides a broad range of automation services, including system integration, factory simulation, project management, and on-site support. The Company is subject to risks and uncertainties common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of over-supply, rapid technological change and the development by the Company or its competitors of new technological innovations, dependence on key personnel, the protection of proprietary technology, management of growth including inventory management and manufacturing capacity expansion, fluctuations in operating results, doing business in Asian and European markets and related currency risks, competitive pressure on selling prices, the timing and cancellation of customer orders and the Company's ability to absorb and manage acquisitions.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements include the accounts of PRI Automation, Inc., and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated.

     On January 22, 1998, the Company acquired Equipe Technologies, Inc., E-Machine, Inc., and Equipe Japan Ltd. (collectively, "Equipe" or "Equipe Combined Companies"). The acquisition of Equipe was accounted for using the pooling of interests method of accounting. The consolidated financial statements of the Company for periods prior to the acquisition have been restated to include the financial position, results of operations, and cash flows of Equipe (see Note P).

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows. Significant estimates are inherent in determining revenue recognition and associated profits under the percentage-of-completion method.

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

  Revenue Recognition

     For certain contracts eligible under AICPA Statement of Position No. 81-1, revenue is recognized using the percentage-of-completion accounting method based upon an efforts-expended method. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which determined. Revenue recognized under the percentage-of-completion accounting method was approximately $100,699,000, $77,695,000 and $40,460,000 during fiscal years 1997, 1996 and 1995, respectively. Revenue from product sales not recognized under the percentage-of-completion method are recorded upon shipment to the customer provided that no significant vendor obligations remain outstanding and collection of the related receivable is deemed probable by management. If insignificant vendor obligations remain after shipment of the product, the Company accrues for the estimated costs of such obligations. Additionally, the Company accrues for warranty costs upon shipment. Service revenue is recognized ratably over applicable contract periods or as the services are performed.

  Retainages

     Accounts receivable include certain amounts which are not due until final customer acceptance. Such retainages were approximately $22,092,000 and $11,545,000 at September 30, 1997 and 1996, respectively. The retainages are expected to be collected within the next twelve months.

  Contracts in Progress

     Contracts in progress include costs and estimated profits under uncompleted contracts accounted for using the percentage-of-completion method, net of amounts billed. These amounts are expected to be collected within the next twelve months as units are delivered. Amounts billed at September 30, 1997 and 1996, which were netted against costs and estimated profits, were $27,006,000 and $13,116,000, respectively.

  Billings in Excess of Revenues

     Billings in excess of revenues include amounts billed on uncompleted contracts accounted for using the percentage-of-completion method net of costs and estimated profits recognized.

  Commissions

     The Company pays commissions to agents and distributors under certain agreements in return for obtaining orders and providing installation and warranty services. The payment of such commissions that are contingent upon the Company receiving payment in full from the customers are generally charged against the related revenues. These amounts totaled approximately $2,381,000, $1,852,000 and $845,000 for fiscal years 1997, 1996 and 1995, respectively.

  Inventories

     Inventories, consisting of raw materials, work-in-process and finished goods, are stated at the lower of cost (determined principally on a first-in, first-out basis) or market.

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

  Property and Equipment

     Property and equipment are stated at cost. Betterments and major renewals are capitalized and included in property and equipment, while repairs and maintenance are charged to expense as incurred. Depreciation and amortization of plant and equipment are provided using the straight-line method over the estimated useful lives of the assets. The amortization of assets recorded under capital leases is included in depreciation and amortization expense. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

  Income Taxes

     The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using the expected tax rates in the year in which the differences are expected to reverse. The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Equipe Technologies, Inc. and one of the related companies, E-Machine, Inc. elected to be treated as a S Corporation under the provisions of the Internal Revenue Code, and as such, the shareholders of Equipe Technologies, Inc. and E-Machine, Inc. have been liable for individual Federal and certain State income taxes on their allocated portions of the respective company's taxable income. Accordingly, Federal and certain State income tax expense related to Equipe Technologies, Inc. and E-Machine, Inc. has not been recorded by the Company for all periods through January 22, 1998, the date of consummation of the merger with the Company (see Note P). However, Equipe Technologies, Inc. and E-machine, Inc. were subject to California franchise tax based on 1.5% of taxable income.

  Cash and Cash Equivalents

     Cash equivalents consist of commercial papers, eurodollars, money market mutual funds and other highly liquid investments with original maturities of three months or less.

  Marketable Securities

     Current marketable securities include all investments with remaining maturities of twelve months or less. Non-current marketable securities include all investments with remaining maturities greater than twelve months. The Company classifies all securities as available-for-sale. These securities are reported at fair value as of the balance sheet date with net unrealized holding gains and losses included in stockholders' equity. Gains and losses on sales of securities are calculated using the specific identification method.

  Financial Instruments

     Financial instruments that potentially subject the Company to significant concentrations of financial or credit risk consist principally of cash and cash equivalents, current and non-current investments and trade accounts receivable. The Company generally invests its cash and investments in investment-grade securities.

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     The Company's customers are primarily concentrated in one industry segment, the semiconductor manufacturing and related capital goods industry. Historically, a significant portion of the Company's sales have been to a limited number of customers within this industry. The Company performs ongoing credit evaluations of its customers' financial condition and may require deposits on large orders but does not require collateral or other security to support customer receivables.

  Foreign Currency Translation

     Assets and liabilities of foreign subsidiaries which are denominated in foreign currencies are remeasured into U.S. dollars at rates of exchange in effect at the end of the fiscal year except nonmonetary assets and liabilities which are remeasured using historical exchange rates. Revenue and expense amounts are remeasured using an average of exchange rates in effect during the period, except those amounts related to nonmonetary assets and liabilities, which are remeasured at historical exchange rates. Net realized and unrealized gains and losses resulting from foreign currency remeasurement are included in the consolidated statements of operations as other income or expense.

  Accounting for Stock-Based Compensation

     The Company continues to apply the accounting provisions of Accounting Principles Board ("APB") Opinion 25 and has elected the disclosure-only alternative permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. The Company has disclosed herein pro forma net income and pro forma net income per share in the footnotes using the fair value based method beginning in fiscal year 1997 with comparable disclosures for fiscal year 1996.

  Net Income Per Common Share

     The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for net income per common share. SFAS No. 128 requires a restatement of all prior periods presented. Basic net income per common share is based upon the weighted average number of common shares outstanding during each period. Diluted net income per common share gives effect to all dilutive potential common shares outstanding during the period. Under SFAS No. 128, the computation of diluted net income per common share does not assume the issuance of common shares that have an antidilutive effect.

  Reclassification of Prior Year Balances

     Certain reclassifications have been made to prior years' financial statements to conform to the current presentation.

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED


  New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The statement will be effective for annual periods beginning after December 15, 1997 and the Company will adopt its provisions in fiscal year 1999. Reclassification for earlier periods is required for comparative purposes. The Company is currently evaluating the impact this statement will have on its financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." This statement includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. The statement will be effective for annual periods beginning after December 15, 1997 and the Company will adopt its provisions in fiscal year 1999. Disclosures for earlier periods is required, unless impracticable, for comparative purposes.
The Company is currently evaluating the impact this statement will have on its financial statements.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued the Statement of Position ("SOP") 97-2 "Software Revenue Recognition," which will supersede SOP 91-1. SOP 97-2 has not changed the basic rules of revenue recognition but does provide more guidance particularly with respect to multiple deliverables and "when and if available" products. SOP 97-2 is effective for transactions entered into for annual periods beginning after December 15, 1997. The Company will adopt SOP 97-2 in fiscal year 1999 and does not expect the statement to have a material impact on it's financial position or results of operations.

C.   CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents consisted of the following at September 30:

                              1997     1996
                             -------  -------
                              (in thousands)
Cash on hand...............  $     4  $     4
Cash deposited with banks..    2,200    7,851
Eurodollars................   19,805    3,450
Money market funds.........      939    3,143
U.S. government notes......      747      992
Municipal bonds............    1,955    2,400
Commercial paper...........    3,734   10,829
                             -------  -------
                             $29,384  $28,669
                             =======  =======

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

D.   INVESTMENTS:

     Investments in marketable securities consisted of the following at September 30:

                                             1997                1996
                                       ------------------  ------------------
                                        COST   FAIR VALUE   COST   FAIR VALUE
                                       ------  ----------  ------  ----------
                                                   (in thousands)
     CURRENT:
          Municipal notes............  $2,142    $2,143     $7,584   $7,582
          U.S. government notes......     497       499         --       --
                                       ------    ------     ------   ------
                                       $2,639    $2,642     $7,584   $7,582
                                       ======    ======     ======   ======
     NON-CURRENT:
          U.S. Treasury obligations..                       $1,248   $1,250
          Municipal notes............  $  507    $  506      3,416    3,416
                                       ------    ------     ------   ------
                                       $  507    $  506     $4,664   $4,666
                                       ======    ======     ======   ======

          Gross realized gains and losses for the year ended September 30, 1997, were $9,000 and $7,000, respectively. Gross unrealized gains and losses at September 30, 1997, were $3,000 and $1,000 respectively. Interest income included in other income (expense), net was $1,240,000, $2,163,000 and $1,235,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

          Information regarding the range of contractual maturities of investments in debt securities at September 30, 1997 is as follows:

                                                           COST      FAIR VALUE
                                                       ------------  ----------
                                                            (in thousands)
  Within 1 year......................................     $ 2,639      $ 2,642
  After 1 year through 2 years.......................         507          506
                                                          -------      -------

                                                          $ 3,146      $ 3,148
                                                          =======      =======

E.   INVENTORIES:

     Inventories consisted of the following at September 30:

                                                            1997        1996
                                                          -------     -------
                                                             (in thousands)
  Raw materials........................................   $27,178     $21,322
  Work-in-process......................................     6,312       1,408
  Finished goods.......................................       627         325
                                                          -------     -------
                                                          $34,117     $23,055
                                                          =======     =======

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

F.   PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following at September 30:


                                  DEPRECIABLE LIFE      1997      1996
                                --------------------  --------  --------
                                                        (in thousands)
Machinery and equipment.......  2-7 years             $15,031   $ 9,275
Furniture and fixtures........  5-7 years               4,115     3,372
Leasehold improvements........  Shorter of life of
                                lease or useful life    2,030     1,736
                                                      -------   -------
                                                       21,176    14,383
Accumulated depreciation and
     amortization.............                         (8,382)   (4,390)
                                                      -------   -------
                                                      $12,794   $ 9,993
                                                      =======   =======

     Depreciation expense was $3,891,000, $2,195,000 and $772,000 for years ending September 30, 1997, 1996 and 1995, respectively. Assets capitalized under leases totaled $520,000 and $254,000 as of September 30, 1997 and 1996,
respectively.   Accumulated depreciation of these assets was $105,000 and
$97,000 as of September 30, 1997 and 1996, respectively.

G.   STOCKHOLDERS' EQUITY:

  Common Stock Split

     On April 22, 1997, the shareholders approved a two-for-one stock split effected in the form of a 100% stock dividend on its common stock. This action became effective on May 2, 1997 for shareholders of record as of April 22, 1997. A total of 7,421,594 shares of common stock were issued in connection with the split. The par value of common stock remains unchanged. All share and per share amounts have been adjusted to reflect the stock split on a retroactive basis.

  Stock Options

     During 1984, the Board of Directors voted to adopt the 1984 Incentive Stock Option Plan (the "1984 Option Plan") and subsequently reserved 1,050,000 shares of its authorized Common stock for issuance under this plan. On March 17, 1994, the Board of Directors approved the 1994 Incentive and Nonqualified Stock Option Plan (the "1994 Option Plan") and reserved 810,000 shares of Common stock for issuance under this plan. At the Company's annual stockholder meeting held on January 26, 1996, the shareholders voted to increase the number of shares authorized for issuance under this plan to 1,810,000 shares. The Board of Directors has also granted nonqualified options to directors and employees of the Company. The fair value of options issued to non-employees is recorded as a charge to earnings over the shorter of the service period or the vesting period. Incentive stock options generally vest over five years and expire six years after issuance. Nonqualified stock options generally vest between zero and five years and expire between five and ten years after issuance.

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     On February 1, 1996, the board of Directors determined that certain stock options issued to employees of the Company had an exercise price significantly higher than the fair market value of the Company's common stock. In light of the Board's conclusions that such options were not providing the desired incentive, the Board provided employees with the opportunity to exchange options previously granted to them under the 1994 Plan for new options (the "replacement options") to purchase a reduced number of shares at an exercise price of $13.63, the then fair market value of the Company's common stock. The Company canceled and replaced options to purchase 380,600 shares of common stock with an average exercise price of $18.88 per share.

     Information with respect to option activity for the fiscal years 1995, 1996 and 1997 is as follows:

                                              NUMBER OF   WEIGHTED AVERAGE
                                                SHARES     EXERCISE PRICE
                                              ----------  ----------------

         Outstanding at September 30, 1994..  1,403,344        $ 1.73
                                              ---------
           Granted..........................    355,015          8.57
           Canceled.........................    (24,676)         2.63
           Exercised........................   (355,572)         1.34
                                              ---------
         Outstanding at September 30, 1995..  1,378,111          3.57
                                              ---------
           Granted..........................    857,227         16.17
           Canceled.........................   (442,152)        17.47
           Exercised........................   (379,932)         1.59
                                              ---------
         Outstanding at September 30, 1996..  1,413,254          7.40
                                              ---------
           Granted..........................    804,592         20.46
           Canceled.........................   (240,775)        11.62
           Exercised........................   (364,851)         6.59
                                              ---------
         Outstanding at September 30, 1997..  1,612,220        $13.46
                                              =========

     Summarized information about stock options outstanding at September 30, 1997 is as follows:

                                             OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                   -----------------------------------------  ----------------------------------
                                         WEIGHTED
                                         AVERAGE              WEIGHTED                             WEIGHTED
    RANGE OF          NUMBER            REMAINING              AVERAGE            NUMBER           AVERAGE
EXERCISE PRICES     OUTSTANDING      CONTRACTUAL LIFE      EXERCISE PRICE      EXERCISABLE      EXERCISE PRICE
----------------  ---------------  --------------------  -------------------  --------------  ------------------
 $ 1.00 - $ 4.00       396,079             2.12                $ 2.24             231,431           $ 2.14
   6.57 -  13.63       459,467             4.09                 11.38             120,700            10.48
  15.13 -  17.69       476,205             5.11                 17.57              57,441            17.55
  18.00 -  23.88       219,469             5.68                 22.12              40,876            22.73
  34.63 -  56.75        61,000             5.72                 38.66               2,475            35.25

 $ 1.00 - $56.75     1,612,220             4.19                $13.46             452,923           $ 8.35

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     At September 30, 1996 and 1995 options exercisable were 467,503 and 574,010, respectively. Estimated weighted average fair value of options granted in fiscal year 1997 and 1996 are $11.92 and $9.29, respectively, on the date of grant.

  Employee Stock Purchase Plan

     Since May 1994, the Company has offered an Employee Stock Purchase Plan ("ESPP") under which rights are granted to purchase shares of common stock at 85% of the lesser of the market value of such shares at either the beginning or the end of each six month offering period. The plan permits employees to purchase common stock through payroll deductions which may not exceed 6% of an employees compensation as defined in the plan. Under the ESPP, the Company has reserved 450,000 shares of common stock for issuance to eligible employees. During fiscal years 1997 and 1996, 49,044 and 56,958 shares, respectively, were purchased at an average price ranging from $10.20 to $19.34 per share. Shares available for future purchase under the ESPP totaled 295,752 at September 30, 1997. Equipe employees did not participate in the plan prior to the acquisition.

  Stock-Based Compensation Plans

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plan and no compensation expense has been recognized for options granted to employees and shares purchased under these plans. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the net income and diluted net income per common share would have been as follows:

                               1997                   1996
                             --------              ---------
                          (in thousands, except per share data)


                               DILUTED NET                     DILUTED NET
                                INCOME PER                     INCOME PER
                NET INCOME     COMMON SHARE     NET INCOME     COMMON SHARE
                ----------     ------------     ----------     ------------
As Reported       $26,572         $1.32           $26,015          $1.33
Pro Forma          24,406          1.21            24,904           1.28

     The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to fiscal year 1996 and additional awards are anticipated in future years.

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     The fair value of options and other equity instruments at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                                             1997                   1996
                                        ---------------       --------------
Expected life (years)-stock options              5                    5
Expected life (years)-ESPP                      0.5                  0.5
Risk-free interest rate                     5.51%-6.07%          4.88%-5.83%
Volatility                                      65%                  65%
Dividend yield                                  -0-                  -0-

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the use of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimates, in management's option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock-based compensation.

  Stock Warrants

     A warrant to purchase 112,500 shares of the Company's common stock, which was issued in fiscal year 1993, was exercised in full in January 1996 in a cashless exercise resulting in the net issuance to the holder of 68,936 shares of the Company's common stock.

H.   LEASE COMMITMENTS:

     The Company leases manufacturing and office facilities and equipment under noncancelable operating and capital leases expiring through the year 2002 (see Notes F and L). Rent expense under operating leases was $1,652,000, $1,068,000 and $761,000 for fiscal years 1997, 1996 and 1995, respectively.

     At September 30, 1997, future minimum payments required under all noncancelable operating and capital leases were as follows:

                                                     OPERATING  CAPITAL
FISCAL YEAR                                           LEASES    LEASES
-----------                                          ---------  -------
                                                       (IN THOUSANDS)
          1998.....................................     $1,728     $185
          1999.....................................      1,367      122
          2000.....................................      1,290      106
          2001.....................................        889       --
          2002.....................................        158       --
                                                        ------     ----
          Total minimum lease payments.............     $5,432      413
                                                        ======
          Less:  amount representing interest......                  38
                                                                   ----
          Present value of minimum lease payments..                $375
                                                                   ====

                             PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

I.   ACCRUED EXPENSES AND OTHER LIABILITIES:

     The significant components of accrued expenses and other liabilities consisted of the following at September 30:

                                                                                              1997                       1996
                                                                                             -------                    -------
                                                                                                      (in thousands)
               Accrued expenses......................................................        $ 5,256                    $ 2,566
               Accrued compensation..................................................          6,555                      3,916
               Accrued distributions to shareholders.................................                                     3,061
               Income taxes payable..................................................          5,953                      1,457
               Deferred income taxes.................................................             --                      1,830
                                                                                             -------                    -------
                                                                                             $17,764                    $12,830
                                                                                             =======                    =======


J.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED):
     (in thousands except per share data)

                                                                      QUARTER ENDED
                                                                      -------------
                                               DECEMBER,           MARCH,            JUNE,          SEPTEMBER,
                                               ---------           ------            -----          ----------
                                           1996      1995      1997     1996     1997     1996     1997     1996
                                        -------   -------   -------  -------  -------  -------  -------  -------
Net revenue                             $44,134   $32,217   $49,262  $36,509  $56,150  $36,111  $63,613  $40,913
Operating profit                          7,218     7,914     7,865    8,676    8,902    7,317   10,365    6,830
Income before income taxes                7,555     8,533     8,092    9,144    9,159    7,839   10,748    7,299
Net income                              $ 5,468   $ 7,518   $ 6,001  $ 7,218  $ 6,869  $ 5,979  $ 8,234  $ 5,300
Net income per common share:
 Basic                                  $  0.29   $  0.41   $  0.31  $  0.39  $  0.36  $  0.32  $  0.43  $  0.28
 Diluted                                $  0.28   $  0.39   $  0.30  $  0.37  $  0.34  $  0.30  $  0.40  $  0.27

K.   INCOME TAXES:

     The following summarizes the Company's provision for income taxes:

                                                     1997     1996    1995
                                                   --------  ------  -------
                                                        (in thousands)
Federal income taxes:
     Current..............................          $10,811   $4,000  $3,986
     Deferred.............................           (2,324)   1,958    (599)
State income taxes:
     Current..............................              845      573     830
     Deferred.............................             (350)     269    (342)
                                                    -------   ------  ------
Total income tax provision................          $ 8,982   $6,800  $3,875
                                                    =======   ======  ======


                              PRI AUTOMATION, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     The differences between the effective tax rates and the U.S. federal statutory tax rates were as follows:

                                                                                                      1997       1996      1995
                                                                                                    ---------  ---------  ------

U.S. federal income tax statutory rate......................................................            35.0%      35.0%   35.0%
State income taxes, net of federal benefit..................................................             3.0        2.7     1.7
Federal tax credits.........................................................................            (1.7)      (0.6)   (1.1)
Release of deferred tax valuation allowances................................................             0.0       (3.0)   (0.4)
Foreign sales corporation tax benefit.......................................................            (2.5)      (0.1)   (0.4)
S corporation income of Equipe..............................................................            (9.5)     (13.3)  (17.6)
Other.......................................................................................             1.0        0.0    (0.1)
                                                                                                     -------    -------   -----
Effective tax rate..........................................................................            25.3%      20.7%   17.1%
                                                                                                     =======    =======   =====


     At September 30, 1997 and 1996 the components of net deferred tax assets (liabilities) were as follows:



                                                                                               1997       1996
                                                                                              -------    -------
                                                                                               (in thousands)
Gross deferred tax assets:
     Bad debts.............................................................................  $   325    $   221
     Inventory.............................................................................    3,078        927
     Compensation..........................................................................      321        260
     Intangible assets.....................................................................    1,079      1,285
     Tax credits...........................................................................      230        398
     Other.................................................................................      638        466
                                                                                             -------    -------
          Subtotal.........................................................................    5,671      3,557
                                                                                             -------    -------
Gross deferred tax liabilities:
     Long-term contracts...................................................................   (2,645)    (4,212)
     Accounts receivable...................................................................   (1,036)
     Depreciation..........................................................................     (503)      (531)
                                                                                             -------    -------
          Subtotal.........................................................................   (4,184)    (4,743)
                                                                                             -------    -------
             Net deferred tax assets (liabilities).........................................  $ 1,487    $(1,186)
                                                                                             =======    =======

     At September 30, 1997, the Company had state tax credit carryforwards of $230,000 that expire beginning in 2008.

L.   FINANCING ARRANGEMENTS:

 Lines of Credit

     The Company entered into a credit agreement, as amended March 1, 1996, with Fleet Bank of Massachusetts, N.A. (the " Fleet Bank"). The line of credit enables the Company to borrow or grant letters of credit on an unsecured basis up to the lesser of 80% of eligible accounts receivable or $10,000,000 in revolving loans, with outstanding borrowings under revolving loans bearing interest at Fleet Bank's prime lending rate. The ability of the Company to effect borrowings under such line of credit is conditioned upon, among other things, the Company

                              PRI AUTOMATION, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

meeting certain financial covenants, including covenants requiring the maintenance of specific levels of quarterly earnings, working capital, tangible net worth, debt service coverage and liquidity. The Company can elect to convert revolving loans into loans bearing interest at 1.5% above Fleet Bank's cost of funds. A facility fee of 0.25% on the unused working capital line of credit is payable quarterly in arrears. Since December 31, 1995, the Company has had no borrowings under its working capital line of credit. The working capital line of credit expired on March 1, 1998.

     Equipe Technologies, Inc. had a revolving line of credit agreement with Comerica Bank-California ("Comerica") that allowed for, as of September 30, 1997, borrowings up to the lesser of $3,000,000 or 75% of accounts receivable with outstanding balances under the line of credit bearing interest at Comerica's prime interest rate plus 1.0%. Prior to January 14, 1997 the line of credit allowed for borrowings up to $2,000,000. The agreement also required that Equipe Technologies, Inc. comply with certain defined loan covenants and provided that outstanding amounts be secured by all of Equipe Technologies, Inc.'s assets. As of September 30, 1997, Equipe Technologies, Inc. was not in compliance with certain of the required covenants. A waiver of compliance with these covenants was obtained from Comerica through September 30, 1997. At September 30, 1997, the line of credit was personally guaranteed by certain shareholders of Equipe Technologies, Inc. and in November 1997, these personal guarantees were released by the bank. Outstanding balances against this line of credit at September 30, 1997 and 1996 were $1,769,000 and $0, respectively.

 Convertible Debt

     During fiscal 1996, $70,000 of Equipe convertible debt outstanding, all of which was held by shareholders and related parties, was converted into 286,161 shares of common stock.

 Capital Lease Obligations

     The Company holds certain property and equipment under capital leases. The obligations under capital leases represent the present value of future minimum lease payments and are secured by certain assets of E-Machine, Inc. The capital lease obligations bear interest at rates of 8.7% to 9.9% per annum and expire at various dates through August 2000 (see Note H).

M.   DEFINED CONTRIBUTION PLAN:

     All U.S. based employees, subject to certain eligibility requirements, can participate in the Company's defined contribution plan. Currently, the Company may elect to match a portion of the employee deferral. Company contributions under this plan amounted to $696,000, $418,000 and $102,000 for fiscal years 1997, 1996 and 1995, respectively. Above amounts exclude Equipe employees who did not participate in the plan prior to the acquisition. Employees of Equipe were not eligible until after the acquisition described in Note P.

                              PRI AUTOMATION, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

N.   SIGNIFICANT CUSTOMERS, RELATED PARTY AND INTERNATIONAL NET REVENUE:

     The Company's customers are concentrated in one industry segment, the semiconductor manufacturing industry. Customers comprising 10% or more of the Company's total net revenue for the years ended September 30 are as follows:

                                         1997    1996   1995
                                         ----    ----   ----
          Customer A..................   36%     29%     41%


     Net export sales to unaffiliated customers were approximately $97,388,000, $22,457,000, and $11,913,000 for the years ending September 30, 1997, 1996 and
1995, respectively. Net export sales by geographic location for the years ended September 30 are as follows:

                                         1997    1996   1995
                                         ----    ----   ----
                                             (in thousands)

          Europe and Middle East..     $67,985 $14,320 $5,278
          Asia....................      29,403   8,137  6,635

O.   ACQUISITION OF INTERVAL LOGIC CORPORATION:

     On October 29, 1997, the Company acquired Interval Logic Corporation, a California corporation ("ILC"), for aggregate consideration of 111,258 shares of the Company's common stock pursuant to an Agreement and Plan of Merger dated as of October 12, 1997. In addition, the Company issued or assumed options to purchase an aggregate of 199,170 shares of the Company's common stock. ILC was formed in 1995 to develop advanced, high-performance planning and scheduling software solutions for the semiconductor industry. The Company expects to invest significantly in further development of the ILC technology in order to integrate it with the Company's proprietary software and to develop products that can meet the Company's customers' requirements. The Company recorded a significant charge to earnings in the quarter ending December 28, 1997 for the portion of the purchase price which was allocated to in-process technology.

P.   EQUIPE ACQUISITION:

     On January 22, 1998 the Company acquired Equipe Technologies, Inc., E-Machine, Inc. and Equipe Japan Ltd., (collectively, "Equipe"or "Equipe Combined Companies"). Equipe is a leading worldwide developer, manufacturer, and supplier of wafer and substrate handling robots, pre-aligners and controllers to semiconductor process tool manufacturers. The Company issued 4,088,016 shares of common stock in exchange for all of the outstanding stock of Equipe Technologies, Inc. using an exchange ratio of 0.760372 of one share of the company's common stock for each share of Equipe Technologies, Inc. The Company issued 36,000 and 240,000 shares of the Company's common stock to E-Machine, Inc. and Equipe Japan Ltd., respectively. In addition, all outstanding Equipe stock options were converted, at the common stock exchange ratio, into options to purchase the Company's common stock. The business combination was accounted for as a pooling of interests. The consolidated financial statements of the Company for periods prior to the acquisition have been restated to include the financial position, results of operations and cash flows of Equipe. Significant intercompany transactions for the Equipe Combined Companies prior to the period in which the business combination occurred have been eliminated from the accompanying financial statements.

                              PRI AUTOMATION, INC.

     In connection with the acquisition of Equipe, direct acquisition costs of $4,490,000, primarily relating to legal, investment banking, and accounting fees, have been charged against results of operations during the three months ending March 29, 1998.

     Prior to the acquisition, Equipe prepared its financial statements based on a December 31 fiscal year-end. Accordingly, Equipe's results of operations, statements of stockholders' equity and cash flows for the years ended December 31, 1996 and 1995 have been combined with the Company's results of operations, statements of stockholders' equity and cash flows for the years ended September 30, 1996 and 1995, respectively. The results of operations, statements of stockholders' equity and cash flows for fiscal 1997 are for the twelve months ended September 30, 1997 for both the Company and Equipe. Equipe's unaudited results of operations for the three months ended December 31, 1996 (including revenues, net income and distributions to shareholders of $6,906,000, $1,582,000 and $5,287,000, respectively) are included in the consolidated statements of operations, statements of stockholders' equity and cash flows for both the years ended September 30, 1997 and 1996. Therefore, an amount equal to Equipe's net income and distributions to shareholders for the three months ended December 31, 1996 was eliminated from the consolidated statement of stockholders' equity for the year ended September 30, 1997.

     The following information presents certain statement of operations data (in thousands) of the Company and Equipe for the periods prior to the acquisition:

                                                                         COMBINED
                                          PRI AUTOMATION, INC.  EQUIPE   COMPANIES
                                          --------------------  -------  ---------
Net revenue for:
  Fiscal 1997.......................             $169,465       $43,694   $213,159
  Fiscal 1996.......................              110,684        35,066    145,750
  Fiscal 1995.......................               64,042        28,590     92,632
Net income for:
  Fiscal 1997.......................             $ 17,076       $ 9,496   $ 26,572
  Fiscal 1996.......................               13,731        12,284     26,015
  Fiscal 1995.......................                7,559        11,230     18,789

     Equipe Technologies, Inc. and E-Machine, Inc. were S-corporations for income tax purposes prior to the acquisition. Pro forma net income and net income per common share, which gives effect to adjustments that provide for income taxes as if Equipe Technologies, Inc. and E-Machine, Inc. were treated as C-corporations for the periods presented, have been presented on the Consolidated Statements of Operations. The pro forma information is shown for comparative purposes only.

                              PRI AUTOMATION, INC.

  Q.  EARNINGS PER SHARE:
     A reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share data):


                                                      1997     1996     1995
                                                     -------  -------  -------
Net income:........................................  $26,572  $26,015  $18,789
Shares used in computation:
 Weighted average common shares outstanding
     used in computation of basic net income per
     common share..................................   19,162   18,621   15,642
 Dilutive effect of stock options and warrants.....      975      906    1,646
                                                     -------  -------  -------
 Shares used in computation of diluted net income
     per common share..............................   20,137   19,527   17,288
                                                     =======  =======  =======

 Basic net income per common share.................  $  1.39  $  1.40  $  1.20
 Diluted net income per common share...............  $  1.32  $  1.33  $  1.09

          Options to purchase 55,281, 128,377 and 14,139 shares of common stock were outstanding for fiscal years 1997, 1996, and 1995, respectively, but were not included in the computation of diluted net income per common share because the options' exercise prices are greater than the average market price of the common shares and therefore would be antidilutive under the treasury stock method.

  No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering covered by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the information contained herein is correct as of any time subsequent to its date.








                                   1,405,433
                                     Shares



                              PRI AUTOMATION, INC.



                                  Common Stock
                           (par value $.01 per share)



                             _____________________

                                   PROSPECTUS
                             _____________________

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except for amounts of filing and listing fees. The Company will pay all expenses in connection with the issuance and distribution of any securities sold by the Selling Stockholders, except for any discounts, concessions, commissions or other compensation due to any broker or dealer in connection with the sale of any of the shares offered hereby.

     Securities and Exchange Commission registration fee       $ 4,302
                                                             ---------
     Legal fees and expenses                                    15,000
                                                             ---------
     Accounting fees and expenses                               15,000
                                                             ---------
     Printing, EDGAR formatting and mailing expenses             2,000
                                                             ---------
     Miscellaneous                                               1,198
                                                             =========

       Total                                                    37,500
                                                             ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article 6C of the Company's Restated Articles of Organization provides that the Company (with certain exceptions) will indemnify and hold harmless to the fullest extent authorized by the Massachusetts Business Corporation Law each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "Proceeding"), by reason of the fact that he or she is or was (a) a director of the Company, (b) an officer of the Company elected or appointed by the stockholders or the Board of Directors, or (c) serving, at the request of the Company as evidenced by a vote of the Board of Directors prior to the occurrence of the event to which the indemnification relates, as a director, officer, employee or other agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (such persons described in (a), (b) and (c) are sometimes hereinafter referred to as an "Indemnitee") against all expense, liability, and loss reasonably incurred by any such Indemnitee in connection therewith. The Company may also, to the extent authorized by the Board of Directors, grant rights to indemnification, and to an advancement of expenses, to any employee or agent of the Company. Notwithstanding the foregoing, if Massachusetts Business Corporation Law requires, an advancement of expenses incurred by an Indemnitee will be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses.

  The rights under Article 6C may not be amended or terminated so as to adversely affect an individual's rights with respect to the period prior to such amendment without the consent of the person entitled to the indemnification (unless otherwise required by the Massachusetts Business Corporation Law).

  Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants of such employee benefit plan.

  The effect of these provisions would be to authorize such indemnification by the Company for liabilities arising out of the Securities Act of 1933.

ITEM 16.  EXHIBITS

  4.1 Restated Articles of Organization (filed as Exhibit 3.5 to the Company's registration statement on Form S-1, File No. 33-81836, and incorporated herein by reference).

  4.2  Articles of Amendment to Restated Articles of Organization (filed as
       Exhibit 3.6 to the Company's quarterly report on Form 10-Q, for the quarterly period ended March 30, 1997, File No. 000-24934, and incorporated herein by reference).

  4.3  Articles of Amendment to Restated Articles of Organization (filed as
       Exhibit 3.7 to the Company's quarterly report on Form 10-Q, for the quarterly period ended December 28, 1997, File No. 000-24934, and incorporated herein by reference).

  4.4 Amended and Restated By-Laws of the Company (filed as Exhibit 3.4 to the Company's registration statement on Form S-1, File No. 33-81836, and incorporated herein by reference).

  5.1  Opinion of Foley, Hoag & Eliot LLP.

 23.1  Consent of PricewaterhouseCoopers LLP.

 23.2  Consent of Ernst & Young LLP.

 23.3  Consent of Mohler, Nixon & Williams.

 23.4  Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1).

 24.1  Power of Attorney (contained on the signature page).

ITEM 17.  UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table upon effectiveness hereof;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Billerica, state of Massachusetts, on this 28th day of September 1998.

                                      PRI AUTOMATION, INC.



                                      By: /s/ Mitchell G. Tyson
                                         ---------------------------------------
                                         Mitchell G. Tyson
                                         President and Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Mordechai Wiesler, Mitchell G. Tyson and Stephen
D. Allison, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or either of them, may deem necessary or advisable to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitute or substitutes for any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                  Title                                 Date
---------                  -----                                 ----

/s/ Mordechai Wiesler      Chairman of the Board,            September 28, 1998
-----------------------    Treasurer and Director
Mordechai Wiesler


/s/ Mitchell G. Tyson      President, Chief Executive        September 28, 1998
-----------------------    Officer and Director
Mitchell G. Tyson          (Principal Executive Officer)


/s/ Stephen D. Allison     Chief Financial Officer           September 28, 1998
-----------------------    (Principal Financial
Stephen D. Allison         and Accounting Officer)


Signature                            Title                       Date
---------                            -----                       ----

/s/ Alexander V. d'Arbeloff         Director                 September 28, 1998
---------------------------
Alexander V. d'Arbeloff


/s/ Boruch B. Frusztajer            Director                 September 28, 1998
---------------------------
Boruch B. Frusztajer


/s/ Amram Rasiel                    Director                 September 28, 1998
---------------------------
Amram Rasiel


/s/ Paul F. Rogan                   Director                 September 28, 1998
---------------------------
Paul F. Rogan


/s/ Kenneth M. Thompson             Director                 September 28, 1998
---------------------------
Kenneth M. Thompson

                                 EXHIBIT INDEX

Exhibit
   No.           Description
 -------         -----------


5.1       Opinion of Foley, Hoag & Eliot LLP.

23.1      Consent of PricewaterhouseCoopers LLP.

23.2      Consent of Ernst & Young LLP.

23.3      Consent of Mohler, Nixon & Williams.